UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163) and Form F-3 (File No. 333-229486 and 333-228054), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On October 27, 2019, CollPlant Biotechnologies Ltd. (the “Company”) convened an extraordinary general meeting of its shareholders (the “Meeting”) at which the Company’s shareholders approved (the “Shareholder Approval”) each of the two proposals brought before the Meeting in accordance with the majority required for each proposal. Each of those proposals was described in the Company’s Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on September 16, 2019.

As a result of the Shareholder Approval, (i) 500,000 American Depositary Shares (“ADSs”), each ADS representing one ordinary share, were issued to Ami Sagi upon conversion of a convertible loan in the principal amount of $2,000,000 and a warrant to purchase up to 500,000 ADSs was issued to Mr. Sagi, (ii) an aggregate of 875,000 ADSs were issued to certain U.S. investors upon conversion of convertible loans in the aggregate principal amount of $3,500,000 and warrants to purchase an aggregate of up to 875,000 ADSs were issued to such U.S. investors, and (iii) the Company issued an aggregate of 175,039 ADSs to Mr. Sagi, and Meitav Dash Provident Funds and Pension Ltd. (“Meitav Dash”) in satisfaction of certain price protection undertakings to the foregoing shareholders. As a result of the issuances described above, as of the date hereof, there are 5,370,829 ordinary shares outstanding. The Company also plans to issue an aggregate of 270,000 ADSs to Alpha Capital Anstalt (“Alpha”) in satisfaction of certain price protection undertakings to Alpha. In addition, as a result of the Shareholder Approval, the exercise price of the warrants held by Mr. Sagi, Meitav Dash and Alpha was adjusted to $4.00 per share.

Furthermore, effective upon the Shareholder Approval, the exercise price of outstanding options to purchase an aggregate of 306,883 ordinary shares granted under the Company’s Share Ownership and Option Plan (2010) (the “2010 Plan”) held by the Company’s executive officers and employees (other than the Company’s Chief Executive Officer) was reduced to $4.02 per share. The exercise price of outstanding options to purchase an aggregate of 171,286 ordinary shares under the 2010 Plan held by the Company’s Chief Executive Officer and board members will be adjusted to $4.02 per share, subject to shareholder approval to be obtained.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: October 31, 2019	By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

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